EXHIBIT 99.1

HOLLINGER INC.

RETRACTION PRICE OF RETRACTABLE COMMON SHARES

     Toronto, Canada, October 2, 2002 — Hollinger Inc. (TSX: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of October 3, 2002 shall be $5.50 per share.

     Hollinger owns English-language newspapers in the United States, the United Kingdom and Israel. Its assets include the Telegraph Group Limited in Britain, the Chicago Sun-Times, The Jerusalem Post, a large number of community newspapers in the Chicago area, a portfolio of new media investments and a variety of other assets.

For further information please call:

J. A. Boultbee	Peter Y. Atkinson
Executive Vice-President	Executive Vice-President
Hollinger Inc.	Hollinger Inc.
(416) 363-8721	(416) 363-8721

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